C$ unless otherwise stated	TSX/NYSE/PSE: MFC	SEHK: 945
For Immediate Release
November 8, 2017

This quarterly earnings news release should be read in conjunction with the Company's Third Quarter 2017 Report to Shareholders, including our unaudited Interim Consolidated Financial Statements, for the three and nine months ended September 30, 2017, prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), which is available on our website at http://www.manulife.com/reports.
Additional information relating to the Company is available on the SEDAR website at http://www.sedar.com and on the U.S. Securities and Exchange Commission's ("SEC") website at http://www.sec.gov (EDGAR filers section).
We use a number of non-GAAP measures to measure performance and to assess our businesses. For more information on non-GAAP financial measures, see "Performance and Non-GAAP Measures" below and in our Third Quarter 2017 Report to Shareholders and 2016 Management's Discussion and Analysis.

Manulife reports 3Q17 net income of $1,105 million, core earnings of $1,085 million, double-digit sales and new business value growth in Asia and the 31st consecutive quarter of positive net flows
TORONTO – Manulife Financial Corporation ("MFC") today announced net income attributed to shareholders of $1,105 million for the third quarter of 2017 ("3Q17"), fully diluted earnings per common share of $0.54 and return on common shareholders' equity ("ROE") of 10.8%, compared with $1,117 million, $0.55, and 11.1%, respectively, for the third quarter of 2016 ("3Q16"). MFC generated core earnings of $1,085 million, fully diluted core earnings per common share of $0.53 and core return on common shareholders' equity ("core ROE") of 10.6%, compared with $996 million, $0.49, and 9.8%, respectively, for 3Q16.
Year-to-date 2017 net income attributed to shareholders was $3,710 million, fully diluted earnings per common share were $1.81 and ROE was 12.3% compared with $2,866 million, $1.40 and 9.7%, respectively, for the same period of 2016. Year-to-date 2017 core earnings were $3,360 million, fully diluted core earnings per common share were $1.63 and core ROE was 11.1% compared with $2,734 million, $1.34 and 9.2%, respectively, for the same period of 2016.
"We delivered solid core earnings and net income in the third quarter, particularly given the provision for catastrophe claims," said Manulife President & Chief Executive Officer Roy Gori. "Our growth drivers maintained their momentum, with double-digit core earnings and new business value growth in Asia and the 31st consecutive quarter of positive net flows in our global Wealth and Asset Management business."
Mr. Gori continued: "We are strongly positioned to transform Manulife into a digital, customer-centric market leader, and I could not be more excited to be taking on the role of CEO at this important time in the Company's history. I'm confident we have the right team and structure to deliver on our strategic priorities and create significant value for our customers, employees and shareholders."
Steve Roder, Chief Financial Officer, said, "Our 3Q17 results include a provision of $240 million for the estimated financial impact on our Property and Casualty Reinsurance business from the significant damage caused by hurricanes Harvey, Irma and Maria. This marks our first significant loss in this business since 2011."
"We completed our annual review of actuarial methods and assumptions in the third quarter, resulting in a net neutral impact, in line with our previous disclosure," added Mr. Roder.

November 8, 2017 – Press Release Reporting Third Quarter Results

HOW OUR COMPANY PERFORMED
Profitability
Reported net income attributed to shareholders of $1,105 million in 3Q17, in line with $1,117 million in 3Q16
Compared with 3Q16, growth in core earnings and lower charges from the annual actuarial review were offset by lower gains from investment-related experience and the direct impact of markets. The annual actuarial review in 3Q17 resulted in a $2 million net charge to strengthen actuarial reserves, in line with our previous disclosure. Each of these items is described below.
Generated core earnings of $1,085 million in 3Q17, an increase of $89 million or 9% compared with 3Q16
Core earnings in 3Q17 were impacted by a $240 million charge for provisions in our Property and Casualty Reinsurance business related to the recent hurricanes affecting the U.S. and the Caribbean and a $110 million benefit primarily related to the release of provisions for uncertain tax positions of prior years. Excluding these two notable items, core earnings increased $219 million compared with 3Q16 due to an increase in core investment gains (3Q17 core investment gains of $100 million compared with $17 million in 3Q16), a reduction in equity hedging costs, strong new business and in-force growth in Asia and higher fee income in our wealth and asset management businesses. These items were partially offset by the impact of a strengthening Canadian dollar compared with the U.S. dollar. Core earnings in 3Q17 included net insurance and annuity policyholder experience charges of $48 million post-tax ($68 million pre-tax) compared with $20 million post-tax ($37 million pre-tax) in 3Q16. We would also note that the provisions for estimated losses relating to hurricanes Harvey, Irma and Maria are based on our preliminary assessment and that it is too early to determine the final financial impact of these loss events to Manulife given how recently they occurred and their magnitude1.
Generated ROE of 10.8% in 3Q17 compared with 11.1% in 3Q16, and core ROE of 10.6% compared with 9.8% in 3Q16
The 0.3 percentage point contraction in ROE compared with 3Q16 largely reflects higher average equity due to higher retained earnings, and lower net income available to common shareholders. The 0.8 percentage point expansion in core ROE compared with 3Q16 largely reflects strong growth in core earnings, particularly in our higher return businesses: Asia, and Wealth and Asset Management.
Generated investment-related experience gains of $111 million in 3Q17 compared with gains of $297 million in 3Q16
The $111 million of investment-related experience gains reported in 3Q17 reflected the favourable impact of fixed income reinvestment activities on the measurement of our policy liabilities and strong credit experience. In accordance with our definition of core earnings, we included $100 million of investment-related experience gains in core earnings in 3Q17 and $17 million in 3Q16. (See "Performance and Non-GAAP Measures" in our Third Quarter 2017 Report to Shareholders).
Reported gains related to the direct impact of markets of $47 million in 3Q17 compared with gains of $414 million in 3Q16
The 3Q17 gains were related to favourable equity markets, partially offset by the direct impact of interest rates on the valuation of our policy liabilities. Charges from the direct impact of interest rates were primarily due to narrowing corporate spreads in the U.S. and realized losses on the sale of available-for-sale ("AFS") bonds, partially offset by gains from narrowing swap spreads.
Recorded a net $2 million (post-tax) charge following our annual review of actuarial methods and assumptions.
We completed our annual review of actuarial methods and assumptions, which resulted in a net strengthening of our actuarial reserves and a decrease in net income attributed to shareholders of $2 million. Reserve strengthening for updates to alternative long-duration assets and equity returns, and lapse and other policyholder experience assumptions were mostly offset by reserve releases for mortality and morbidity updates, model refinements and other items. As the changes in liability assumptions took place as of the beginning of the quarter, there was a favourable post-tax impact of $18 million on policyholder experience in 3Q17.
Insurance and Other Wealth Growth
Achieved insurance sales of $1.1 billion in 3Q17, an increase of 10% compared with 3Q16
In Asia, insurance sales increased 15% from 3Q16, driven by strong growth in Singapore, mainland China and Vietnam. In Canada, insurance sales increased slightly from 3Q16 as higher sales in the small and mid-market group benefits segments were largely offset by lower retail insurance sales due to pricing actions and higher 3Q16 sales in advance of regulatory changes. In the U.S., life insurance sales increased by 5% from the prior year due to favourable large-case sales.
Reported other wealth sales of $1.9 billion in 3Q17, in line with 3Q16
In 3Q17, Other Wealth sales in Asia increased 8% from 3Q16, with strong sales in Hong Kong and Singapore of newly-launched single premium products, partially offset by a decline in business from the bank channel in Japan. In Canada, sales declined 8% from 3Q16 due to actions to de-emphasize certain products

1 See "Caution regarding forward-looking statements" below.

November 8, 2017 – Press Release Reporting Third Quarter Results

Generated new business value ("NBV") of $343 million in 3Q17, an increase of 22% compared with 3Q16
The increase in NBV was primarily driven by strong growth in Asia. In Asia, NBV increased 21% from 3Q16 to $288 million, reflecting higher annualized premium equivalent ("APE") sales and management actions to improve margins, partially offset by a change in product mix in Japan.
Wealth and Asset Management ("WAM") Growth
Generated net flows of $4.0 billion in our wealth and asset management businesses in 3Q171 compared with $2.7 billion in 3Q16
3Q17 marked the 31st consecutive quarter of positive net flows in our WAM businesses with net flows generated across all three operating divisions and in each of our business lines: retirement, retail and institutional asset management. The increase compared with 3Q16 was primarily driven by higher net flows in institutional asset management and continued sales momentum and lower redemption rates in U.S. retail, partially offset by lower net flows in Canadian and U.S. retirement businesses.

Generated gross flows of $27.5 billion in our wealth and asset management businesses in 3Q171, an increase of 4% compared with 3Q16
In Asia, gross flows increased 45% from 3Q16, driven by strong retail flows from money market funds in mainland China, increased retirement flows in Hong Kong, and higher flows in institutional asset management. These were partially offset by lower gross flows in North America, driven by the non-recurrence of a record-size U.S. retirement plan sale in 3Q16.

Reported core EBITDA2 from our wealth and asset management businesses of $344 million in 3Q17, an increase of 24% compared with 3Q16
The increase in core EBITDA primarily relates to higher fee income on higher average asset levels and lower expenses. Core earnings from our wealth and asset management businesses of $206 million in 3Q17 increased 36% compared with 3Q16 driven by the same factors as above.

Achieved WAM assets under management and administration ("AUMA") of $574 billion as at September 30, 2017, an increase of 10% compared with December 31, 2016
WAM AUMA increased 10% and 13% compared with December 31, 2016 and September 30, 2016, respectively, driven by favourable investment returns and positive net flows.
Total Company Growth
Achieved total assets under management and administration of $1.0 trillion as at September 30, 2017, an increase of 8% compared with December 31, 2016
Assets under management and administration increased 8% compared with both December 31, 2016 and September 30, 2016, driven by favourable investment returns and continued customer net inflows.
Financial Strength
Reported an MCCSR ratio of 234% for The Manufacturers Life Insurance Company ("MLI") as at September 30, 2017 compared with 230% as at June 30, 2017
The 4 percentage point increase from 230% as at June 30, 2017 was mainly due to growth in retained earnings and a net capital issuance of $350 million (as noted below) partially offset by modest growth in required capital. The 3Q17 net capital issuance partially pre-financed a senior debt redemption of $600 million in early October 2017. The ratio also increased compared with the December 31, 2016 ratio of 230%.
Reported a financial leverage ratio for MFC of 29.5% as at September 30, 2017 compared with 29.2% as at June 30, 2017
Our financial leverage increased from the prior quarter primarily due to the net issuance of $350 million of subordinated debt and the reduction in equity as a result of the strengthening of the Canadian dollar.

[1]	Commencing in 1Q17, Manulife Asset Management's Institutional Asset Management net flows and gross flows are reported by the division corresponding to their geographic source.
[2]	Core earnings before interest, taxes, depreciation and amortization.

November 8, 2017 – Press Release Reporting Third Quarter Results

HOW OUR BUSINESSES PERFORMED
We evaluate our divisional operating performance based on core earnings. The table below reconciles core earnings to net income attributed to shareholders.
	Quarterly Results			YTD Results
($ millions)	3Q17	2Q17	3Q16	2017	2016
Core earnings
Asia Division	$428	$405	$394	$1,241	$1,107
Canadian Division	466	345	354	1,130	1,025
U.S. Division	445	452	394	1,412	1,144
Corporate and Other Excluding expected cost of macro hedges and core investment gains	(342)	(168)	(102)	(676)	(334)
Expected cost of macro hedges	(12)	(14)	(61)	(47)	(225)
Core investment gains	100	154	17	300	17
Core earnings	$1,085	$1,174	$996	$3,360	$2,734
Investment-related experience outside of core earnings	11	138	280	149	-
Core earnings and investment-related experience outside of core earnings	$1,096	$1,312	$1,276	$3,509	$2,734
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	47	(37)	414	277	718
Changes in actuarial methods and assumptions	(2)	-	(455)	(2)	(443)
Integration and acquisition costs	(14)	(20)	(23)	(52)	(56)
Other	(22)	-	(95)	(22)	(87)
Net income attributed to shareholders	$1,105	$1,255	$1,117	$3,710	$2,866
Asia Division
Business highlights
In 3Q17, Asia Division delivered a 15% increase in APE, a 21% increase in NBV and a 2.1 percentage point increase in NBV margin compared with 3Q16. This performance reflects growth in most of our markets and across our bancassurance and agency channels. We also continued to experience double-digit growth in gross flows from our wealth and asset management businesses, reflecting strong retail, retirement and institutional asset management flows. In Vietnam, we expanded our bancassurance distribution channel through a new 15-year exclusive partnership with Techcombank, with access to over 1.4 million prospective customers and more than 300 branches. We continue to develop our strong brand presence in Asia with the region-wide launch of a global partnership with the World Heart Federation to improve the health and well-being of our customers and the wider community; we have been named the official life insurance partner of the NBA league basketball tournament in China; and we have launched an innovative transmedia storytelling campaign in Hong Kong to encourage couples to plan for retirement.
Earnings
Expressed in U.S. dollars, the presentation currency of the division, net income attributed to shareholders was US$327 million in 3Q17 compared with US$430 million for 3Q16 and core earnings were US$342 million in 3Q17 compared with US$302 million in 3Q16. Items excluded from core earnings were a net charge of US$15 million in 3Q17 compared with a net gain of US$128 million in 3Q16.
Core earnings in 3Q17 increased 17% compared with 3Q16 after adjusting for the impact of changes in foreign currency exchange rates. The increase in core earnings was driven by growth in new business volumes and solid in-force business growth, partially offset by a small charge related to policyholder experience in 3Q17 compared with a gain in 3Q16.
Year-to-date net income attributed to shareholders was US$1,183 million in 2017 compared with US$540 million in the same period of 2016. Year-to-date core earnings increased 16% compared with the same period of 2016 after adjusting for the impact of changes in foreign currency exchange rates. The increase reflects similar factors as described above for 3Q17, partially offset by the impact from the expansion of our dynamic hedging program (there is a corresponding decrease in macro hedging costs in the Corporate and Other segment) and the non-recurrence of gains of US$16 million related to two separate reinsurance treaties in 1Q16.

November 8, 2017 – Press Release Reporting Third Quarter Results

Sales, Gross Flows and New Business Value (comparisons with 3Q16 and percentage change calculated on a constant currency basis)
Annualized premium equivalent sales in 3Q17 were US$734 million, 15% higher than 3Q16, driven by continued growth in Hong Kong, Singapore, mainland China and Vietnam. Contributing to this increase were insurance sales of US$583 million and other wealth APE sales of US$151 million, up 15% and 17%, respectively, from 3Q16. Year-to-date APE sales of US$2.2 billion in 2017 were 19% higher than the same period of 2016, driven by growth in Japan, Hong Kong, Singapore, Vietnam and mainland China.
•
Japan APE sales in 3Q17 were US$257 million, the same level as 3Q16. Strong growth in our Corporate and foreign currency denominated products were offset by lower other wealth sales through bancassurance channels.

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Hong Kong APE sales in 3Q17 were US$152 million, a 27% increase, benefiting from continued strong sales from recently-launched customer solutions. Both our agency and bank channels experienced strong double-digit growth.

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Asia Other (excludes Japan and Hong Kong) APE sales in 3Q17 were US$325 million, an increase of 25%. We experienced strong double-digit growth in Singapore, mainland China, Vietnam, Malaysia and Cambodia, and continued growth in the Philippines, partially offset by lower sales in Indonesia and Thailand.

Wealth and asset management gross flows of US$5.5 billion in 3Q17 were US$1.7 billion or 45% higher than 3Q16, mainly driven by strong retail flows from money market funds in mainland China, increased retirement flows in Hong Kong and higher institutional asset management flows. We reported positive net flows of US$1.4 billion in 3Q17, reflecting an increase of US$0.4 billion from 3Q16. The 3Q17 net flows were driven by the strong gross flows noted above, partially offset by higher redemptions of money market funds in mainland China. Year-to-date gross flows of US$14.7 billion in 2017 were 34% higher than the same period of 2016 and year-to-date net flows of US$3.3 billion in 2017 were 15% higher than the same period of 2016.
•
Japan WAM gross flows of US$53 million in 3Q17 more than doubled compared with 3Q16, driven by strong mutual fund sales reflecting bank distribution channel expansion and continued success of existing fund solutions.

•	Hong Kong WAM gross flows of US$1.1 billion in 3Q17 increased 57% compared with 3Q16, reflecting a strong increase in both pension and mutual fund business in all of our distribution channels.
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Asia Other (excludes Japan and Hong Kong) WAM gross flows of US$3.6 billion increased 41% compared with 3Q16, reflecting an increase in money market flows in mainland China and strong retail flows in Singapore, Malaysia and Indonesia driven by bank channel distribution expansion.

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Institutional asset management gross flows in 3Q17 of US$0.8 billion increased 45% compared with 3Q16, due to strong inflows in Japan, Indonesia and Hong Kong partially offset by lower flows from mainland China.

New business value
New business value in 3Q17 was US$229 million, a 21% increase compared with 3Q16 reflecting APE sales growth and management actions to improve margins, partially offset by a change in product mix in Japan. These actions translated into a 2.1 percentage point improvement in NBV margin to 33.2%. Year-to-date NBV in 2017 was US$675 million, a 29% increase compared with the same period last year, reflecting strong double-digit increases in Japan, Hong Kong and Asia Other.
•	Japan NBV in 3Q17 of US$60 million decreased 19% as a result of a change in product mix.
•	Hong Kong NBV in 3Q17 of US$94 million increased 51% as a result of higher sales and continued strong margins.
•
Asia Other NBV in 3Q17 of US$75 million increased 43% as a result of continued growth in sales, scale benefits and product actions. The growth was most notable in Singapore, mainland China, Vietnam and the Philippines.

Canadian Division
Business highlights
In 3Q17, Canadian Division delivered solid wealth and asset management net flows driven by the continued success of our Retail platform. Overall insurance sales were in line with 3Q16. We continued to execute our customer-centric and digital strategy, becoming the first Canadian insurer to offer all group claims submissions through online, mobile and traditional channels. We also extended our partnership with Excellence Canada as their Champion of Excellence for Mental Health at Work, reinforcing our continued commitment to improving the mental health of our customers and employees.

November 8, 2017 – Press Release Reporting Third Quarter Results

Earnings
In 3Q17, net income attributed to shareholders was $448 million compared with $435 million in 3Q16, core earnings were $466 million in 3Q17 compared with $354 million in 3Q16 and items excluded from core earnings amounted to a net charge of $18 million in 3Q17 compared with a net gain of $81 million in 3Q16.
Core earnings increased $112 million or 32% compared with 3Q16 reflecting an $86 million benefit primarily related to the 3Q17 release of provisions for uncertain tax positions of prior years, higher fee income in our wealth and asset management businesses from higher average asset levels, and a number of favourable smaller items.
Year-to-date net income attributed to shareholders was $720 million in 2017 compared with $1,394 million in the same period of 2016. Year-to-date core earnings of $1,130 million in 2017 were $105 million higher than the same period of 2016, driven by the tax benefit discussed above, higher fee income on wealth and asset management businesses from higher asset levels and a number of smaller items, partially offset by unfavourable policyholder experience.
Sales
Insurance sales were $186 million in 3Q17, an increase of $5 million compared with 3Q16 as higher sales in the small and mid-market group benefits segments were largely offset by lower retail insurance sales due to pricing actions and higher prior year sales in advance of regulatory changes. Year-to-date insurance sales in 2017 were $943 million, $487 million higher than the same period of 2016 driven by large-case sales in our group benefits business.
•
Retail insurance sales in 3Q17 of $35 million decreased 34% compared with 3Q16, reflecting pricing actions and higher universal life sales in 3Q16 in anticipation of regulatory changes that took effect in 1Q17.

•	Institutional Markets sales in 3Q17 of $151 million increased $23 million compared with 3Q16, due to higher sales in the group benefits small and mid-market segments.
Wealth and asset management gross flows in 3Q17 were $4.9 billion, a decrease of $0.3 billion or 7%, compared with 3Q16, driven by lower flows in retirement and retail, partially offset by higher flows in institutional asset management. We reported net flows in 3Q17 of $0.8 billion, down from $1.3 billion in 3Q16 due to lower gross flows as mentioned above and a few large redemptions in the institutional asset management business, partially offset by lower retail redemptions. Year-to-date gross flows in 2017 of $16.9 billion were $1.9 billion or 13% higher than the same period of 2016. Year-to-date net flows of $2.3 billion in 2017 were $1.3 billion lower than the same period of 2016 primarily driven by higher redemptions.
•	Retail gross flows of $2.5 billion in 3Q17 decreased 7% compared with strong 3Q16 results, which benefited from successful sales campaigns.
•	Retirement gross flows of $1.7 billion in 3Q17 decreased 11% compared with 3Q16, mainly due to several large-case sales in 3Q16.
•
Institutional asset management gross flows were $0.7 billion, an increase of 11% compared with 3Q16, driven by the funding of a new custom balanced-solution mandate and additional funds from existing clients.

Other wealth sales declined due to actions to de-emphasize fixed product and higher risk segregated fund sales. Other wealth sales in 3Q17 were $658 million, a decrease of 8% compared with 3Q16, and year-to-date Other Wealth sales in 2017 were $2.3 billion, a 9% decrease compared with the same period of 2016.
•	Segregated fund product[1] sales in 3Q17 were $532 million, a decrease of 5% compared with 3Q16 for the reason noted above.
•	Fixed product sales in 3Q17 were $126 million, a decrease of 21% compared with 3Q16 for the reason noted above.
Manulife Bank net lending assets were $20.1 billion as at September 30, 2017, up $0.6 billion or 3% from December 31, 2016.
U.S. Division
Business highlights
U.S. Wealth and Asset Management continued to deliver solid net flows and initiated the roll-out of automated advice solutions to a portion of our retirement customers. Life insurance sales increased 5% from 3Q16. In addition, we also secured additional Vitality marketing partnerships including; a leading auto insurer to offer John Hancock Vitality to their customer base, and the American

1 Segregated fund products include guarantees. These products are also referred to as variable annuities.

November 8, 2017 – Press Release Reporting Third Quarter Results

Diabetes Association, to promote healthy living and provide information on the accessibility of life insurance to people living with diabetes.
Earnings
Expressed in U.S. dollars, the functional currency of the division, 3Q17 net income attributed to shareholders was US$507 million compared with US$428 million in 3Q16, core earnings were US$355 million in 3Q17 compared with US$302 million in 3Q16, and items excluded from core earnings were a net gain of US$152 million in 3Q17 compared with a net gain of US$126 million in 3Q16.
The US$53 million increase in core earnings was driven by higher wealth and asset management earnings primarily from higher average assets, lower amortization of deferred acquisition costs on in-force variable annuity business and higher tax benefits. While total policyholder experience was consistent with 3Q16, life and annuity policyholder experience improved and long-term care policyholder experience deteriorated. The improvement in life policyholder experience was partially due to changes in mortality assumptions made as part of the 2017 annual review of actuarial methods and assumptions.
Year-to-date net income attributed to shareholders was US$1,662 million in 2017 compared with US$920 million in the same period of 2016 and included core earnings of US$1,080 million in 2017, a US$215 million increase from the same period of 2016. The drivers of the increase in core earnings included lower policyholder experience losses, higher wealth and asset management earnings primarily from higher average assets and lower deferred acquisition costs on in-force variable annuity business. While we reported policyholder experience losses in both periods, the losses were lower in 2017 partially due to changes in actuarial methods and assumptions.
Sales
Wealth and asset management gross flows in 3Q17 were US$12.5 billion, a decrease of US$0.7 billion or 5% compared with 3Q16, driven by a 19% decline in retirement gross flows reflecting a record-size plan sale in 3Q16, partially offset by higher institutional flows. Net flows were US$1.2 billion for the quarter, compared with net flows of US$0.1 billion in 3Q16, driven by lower redemptions in retail and institutional asset management. Year-to-date gross flows in 2017 of US$42.3 billion were US$2.5 billion or 6% higher than the same period of 2016 and year-to-date net flows in 2017 of US$5.5 billion were US$4.2 billion higher than the same period in 2016.
•	Retail 3Q17 gross flows of US$6.0 billion were in line with 3Q16 reflecting continued success of our product line-up and strong fund performance.
•
Retirement 3Q17 gross flows of US$5.5 billion decreased 19% compared with 3Q16, due to a record-size plan sale included in 3Q16 results. The business continued to generate solid sales and consistent ongoing contributions in 3Q17 from both the small- and mid-case markets.

•
Institutional asset management 3Q17 gross flows of US$1.0 billion increased 163% compared with 3Q16 due to higher sales of public equity, strategic and fixed income products as well as timber mandates.

U.S. life insurance sales in 3Q17 of US$107 million represented an increase of 5% compared with 3Q16, reflecting strong Accumulation Universal Life ("UL"), Index UL and term sales. The increase in Accumulation UL and Index UL sales were driven by several large cases. Term sales in 3Q17 exceeded 3Q16 by 42% as the repriced product continued to perform well in the market. International sales in 3Q17 were down from prior year and prior quarter, consistent with expectations related to price increases undertaken to improve margins. Year-to-date sales in 2017 of US$343 million increased 12% compared with the same period of 2016.
Corporate and Other
Earnings
Corporate and Other reported a net loss attributed to shareholders of $387 million in 3Q17 compared with a net loss attributed to shareholders of $438 million in 3Q16. The net loss attributed to shareholders was comprised of core loss and items excluded from core loss. The core loss was $254 million in 3Q17 compared with a core loss of $146 million in 3Q16 and the items excluded from core loss amounted to a net charge of $133 million in 3Q17 compared with a net charge of $292 million in 3Q16.
The $108 million increase in core loss was primarily due to a $240 million charge in our Property and Casualty Reinsurance business for estimated losses relating to hurricanes Harvey, Irma and Maria, partially offset by an $83 million increase in core investment gains, lower expected macro hedging costs and higher realized gains on AFS equities.

November 8, 2017 – Press Release Reporting Third Quarter Results

On a year-to-date basis, the net loss attributed to shareholders was $738 million in 2017 compared with a net loss attributed to shareholders of $445 million in the same period of 2016. The year-to-date core loss was $423 million in 2017 compared with $542 million in 2016. The favourable variance in the year-to-date core loss was attributable to the $300 million year-to-date reclassification of favourable investment-related experience to core earnings (year-to-date 2016 was $17 million), $178 million of lower expected macro hedging costs and higher realized gains on AFS equities partially offset by the hurricane-related provisions and higher interest-related costs.
CORPORATE ITEMS
In a separate news release today, the Company announced that the Board of Directors approved a quarterly shareholders' dividend of 20.5 cents per share on the common shares of MFC, payable on and after December 19, 2017 to shareholders of record at the close of business on November 21, 2017.
The Board of Directors also approved that, in respect of MFC's December 19, 2017 common share dividend payment date, and pursuant to MFC's Canadian Dividend Reinvestment and Share Purchase Plan and its U.S. Dividend Reinvestment and Share Purchase Plan, the required common shares be purchased on the open market. The purchase price of such shares will be based on the average of the actual cost to purchase such common shares. There are no applicable discounts because the common shares are being purchased on the open market and are not being issued from treasury.
Awards & Recognition
In Canada, Manulife was named to the 2017 Dow Jones Sustainability North American Index for the 6th consecutive year. The recognition highlights Manulife's continued commitment to ethical and sustainable business practices, good governance and making positive contributions to the communities it serves.
In Indonesia, Manulife Indonesia received six awards at the Indonesia Insurance Consumer Choice Awards 2017 held by Warta Ekonomi Magazine. The awards recognize insurance companies based on consumer choice and satisfaction.
In the United States, John Hancock was a Gold winner for Best Product, Service or Innovation of the Year at the Golden Bridge Awards for its John Hancock Vitality HealthyFood, a benefit solution which gives policyholders the opportunity to save up to $600 a year on their healthy food purchases.
In Singapore, Manulife Singapore's Bancassurance Training team won the Asia Training & Development Excellence Awards 2017 for two categories – Best Sales Development Program and Best Use of Technology for Training. The Asia Training & Development Excellence Awards are part of the 8th edition of Asia's Best Employer Brand Awards 2017, which recognizes outstanding professionals across Asia and best practices in employer branding.
Notes
Manulife Financial Corporation will host a Third Quarter Earnings Results Conference Call at 8:00 a.m. ET on November 9, 2017. For local and international locations, please call 416-340-8530 or toll free, North America 1-800-769-8320. Please call in ten minutes before the call starts. You will be required to provide your name and organization to the operator. A replay of this call will be available by 11:00 a.m. ET on November 9, 2017 through November 23, 2017 by calling 905-694-9451 or 1-800-408-3053 (passcode: 7533223).
The conference call will also be webcast through Manulife's website at 8:00 a.m. ET on November 9, 2017. You may access the webcast at: www.manulife.com/quarterlyreports. An archived version of the webcast will be available on the website following the call at the same URL as above.
The Third Quarter 2017 Statistical Information Package is also available on the Manulife website at: www.manulife.com/quarterlyreports.

Media Inquiries Sean B. Pasternak (416) 852-2745 sean_pasternak@manulife.com	Investor Relations Robert Veloso (416) 852-8982 robert_veloso@manulife.com

November 8, 2017 – Press Release Reporting Third Quarter Results

Financial Highlights
	Quarterly Results			YTD Results
($ millions, unless otherwise stated, unaudited)	3Q17	2Q17	3Q16	2017	2016
Net income attributed to shareholders	$1,105	$1,255	$1,117	$3,710	$2,866
Preferred share dividends	(39)	(39)	(34)	(119)	(100)
Common shareholders' net income	$1,066	$1,216	$1,083	$3,591	$2,766
Core earnings(1)	$1,085	$1,174	$996	$3,360	$2,734
Basic earnings per common share ($)	$0.54	$0.62	$0.55	$1.82	$1.40
Diluted earnings per common share ($)	$0.54	$0.61	$0.55	$1.81	$1.40
Diluted core earnings per common share ($)(1)	$0.53	$0.57	$0.49	$1.63	$1.34
Return on common shareholders' equity ("ROE")	10.8%	12.4%	11.1%	12.3%	9.7%
Core ROE(1)	10.6%	11.5%	9.8%	11.1%	9.2%
Sales(1) Insurance products	$1,052	$1,364	$1,010	$3,701	$2,878
Wealth and Asset Management gross flows	$27,494	$30,939	$27,418	$91,387	$82,290
Wealth and Asset Management net flows	$4,009	$5,588	$2,694	$13,887	$9,192
Other Wealth products	$1,939	$1,956	$2,038	$5,976	$6,422
Premiums and deposits(1) Insurance products	$8,892	$8,595	$8,347	$25,958	$24,955
Wealth and Asset Management products	$27,494	$30,939	$27,418	$91,387	$82,290
Other Wealth products	$1,742	$1,605	$1,476	$5,020	$4,629
Corporate and Other	$47	$22	$22	$90	$65
Assets under management and administration ($ billions)(1)	$1,006	$1,012	$966	$1,006	$966
Capital ($ billions)(1)	$51.8	$52.0	$51.8	$51.8	$51.8
MLI's MCCSR ratio	234%	230%	234%	234%	234%
(1)	This item is a non-GAAP measure.
Performance and Non-GAAP Measures
We use a number of non-GAAP financial measures to measure overall performance and to assess each of our businesses. A financial measure is considered a non-GAAP measure for Canadian securities law purposes if it is presented other than in accordance with generally accepted accounting principles used for the Company's audited financial statements. Non-GAAP measures referenced in this news release include: core earnings (loss); core ROE; diluted core earnings per common share; core earnings before income taxes, depreciation and amortization (core EBITDA); core investment gains; constant currency basis (measures that are reported on a constant currency basis include percentage growth in core earnings in Asia Division, sales, APE sales, gross flows, premiums and deposits, new business value, new business value margin, core EBITDA, and assets under management and administration); premiums and deposits; assets under management; assets under management and administration; capital; new business value; new business value margin; sales; APE sales; gross flows; and net flows. Non-GAAP financial measures are not defined terms under GAAP and, therefore, are unlikely to be comparable to similar terms used by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see "Performance and Non-GAAP Measures" in our 3Q17 and 2016 Management's Discussion and Analysis.

November 8, 2017 – Press Release Reporting Third Quarter Results

The following table summarizes for the past eight quarters core earnings and net income (loss) attributed to shareholders.
Total Company
	Quarterly Results
($ millions, unaudited)	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15
Total core earnings	$1,085	$1,174	$1,101	$1,287	$996	$833	$905	$859
Investment-related experience outside of core earnings	11	138	-	-	280	60	(340)	(361)
Core earnings plus investment-related experience outside of core earnings	1,096	1,312	1,101	1,287	1,276	893	565	498
Other items to reconcile core earnings to net income attributed to shareholders:
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities (details below)	47	(37)	267	(1,202)	414	(170)	474	(29)
Recapture of reinsurance treaties	-	-	-	-	-	-	-	(52)
Change in actuarial methods and assumptions	(2)	-	-	(10)	(455)	-	12	(97)
Integration and acquisition costs	(14)	(20)	(18)	(25)	(23)	(19)	(14)	(39)
Other	(22)	-	-	13	(95)	-	8	(35)
Net income attributed to shareholders	$1,105	$1,255	$1,350	$63	$1,117	$704	$1,045	$246
Other market-related factors
Direct impact of equity markets and variable annuity guarantee liabilities	$126	$55	$222	$(213)	$96	$(97)	$(150)	$77
Gains (charges) on higher (lower) fixed income reinvestment rates assumed in the valuation of policy liabilities	(22)	(73)	50	(847)	218	(113)	407	(97)
Gains (charges) on sale of AFS bonds and derivative positions in the Corporate segment	(57)	(19)	(5)	(142)	255	40	217	(9)
Risk reduction items	-	-	-	-	(155)	-	-	-
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	$47	$(37)	$267	$(1,202)	$414	$(170)	$474	$(29)
Asia Division
	Quarterly Results
($ millions, unaudited)	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15
Asia Division core earnings(1)	$428	$405	$408	$388	$394	$342	$371	$334
Investment-related experience outside of core earnings	48	62	69	74	62	(25)	(20)	(3)
Core earnings plus investment-related experience outside of core earnings	476	467	477	462	456	317	351	331
Other items to reconcile core earnings to net income attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(61)	95	119	(15)	107	(287)	(238)	76
Integration and acquisition costs	(6)	(7)	(9)	(4)	(2)	(2)	(2)	-
Other	-	-	-	(12)	-	-	10	2
Net income attributed to shareholders(1)	$409	$555	$587	$431	$561	$28	$121	$409
(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

November 8, 2017 – Press Release Reporting Third Quarter Results

Canadian Division
	Quarterly Results
($ millions, unaudited)	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15
Canadian Division core earnings(1)	$466	$345	$319	$359	$354	$333	$338	$352
Investment-related experience outside of core earnings	(125)	(11)	(38)	17	35	(88)	(78)	(180)
Core earnings plus investment-related experience outside of core earnings	341	334	281	376	389	245	260	172
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	115	(238)	(83)	(266)	60	130	346	(201)
Recapture of reinsurance treaties	-	-	-	-	-	-	-	(52)
Integration and acquisition costs	(8)	(12)	(10)	(18)	(14)	(16)	(6)	(23)
Net income (loss) attributed to shareholders(1)	$448	$84	$188	$92	$435	$359	$600	$(104)
(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
U.S. Division
	Quarterly Results
($ millions, unaudited)	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15
U.S. Division core earnings(1)	$445	$452	$515	$471	$394	$361	$389	$332
Investment-related experience outside of core earnings	181	164	31	97	192	93	(233)	(146)
Core earnings plus investment-related experience outside of core earnings	626	616	546	568	586	454	156	186
Other items to reconcile core earnings to net income (loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	50	159	222	(623)	72	(47)	82	142
Integration and acquisition costs	-	(1)	-	(1)	(4)	-	(4)	(5)
Other	(41)	-	-	(17)	(95)	-	7	-
Net income (loss) attributed to shareholders(1)	$635	$774	$768	$(73)	$559	$407	$241	$323
(1)	The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.
Corporate and Other
	Quarterly Results
($ millions, unaudited)	3Q17	2Q17	1Q17	4Q16	3Q16	2Q16	1Q16	4Q15
Corporate and Other core loss (excluding expected cost of macro hedges and core investment gains) (1)	$(342)	$(168)	$(166)	$(75)	$(102)	$(125)	$(107)	$(85)
Expected cost of macro hedges	(12)	(14)	(21)	(36)	(61)	(78)	(86)	(74)
Core investment gains	100	154	46	180	17	-	-	-
Total core earnings (loss)	(254)	(28)	(141)	69	(146)	(203)	(193)	(159)
Investment-related experience outside of core earnings	(93)	(77)	(62)	(188)	(9)	80	(9)	(32)
Core loss plus investment-related experience outside of core earnings	(347)	(105)	(203)	(119)	(155)	(123)	(202)	(191)
Other items to reconcile core earnings (loss) to net income(loss) attributed to shareholders
Direct impact of equity markets and interest rates and variable annuity guarantee liabilities	(57)	(53)	9	(298)	175	34	284	(46)
Changes in actuarial methods and assumptions	(2)	-	-	(10)	(455)	-	12	(97)
Integration and acquisition costs	-	-	1	(2)	(3)	(1)	(2)	(11)
Other	19	-	-	42	-	-	(9)	(37)
Net income (loss) attributed to shareholders(1)	$(387)	$(158)	$(193)	$(387)	$(438)	$(90)	$83	$(382)
(1)
The Corporate and Other segment includes earnings on assets backing capital net of amounts allocated to operating divisions. The 2015 earnings on assets backing capital allocated to each operating segment have been restated to align with the methodology used in 2016.

November 8, 2017 – Press Release Reporting Third Quarter Results

Caution regarding forward-looking statements
From time to time, MFC makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this news release include, but are not limited to, statements with respect to the provision for estimated property and casualty reinsurance claims related to the recent hurricanes affecting the United States and Caribbean.
The forward-looking statements in this document also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as "may", "will", "could", "should", "would", "likely", "suspect", "outlook", "expect", "intend", "estimate", "anticipate", "believe", "plan", "forecast", "objective", "seek", "aim", "continue", "goal", "restore", "embark" and "endeavour" (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts' expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the failure to realize some or all of the expected benefits of acquisitions; the disruption of or changes to key elements of the Company's or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under "Risk Management", "Risk Factors" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent annual report, under "Risk Management and Risk Factors Update" and "Critical Accounting and Actuarial Policies" in the Management's Discussion and Analysis in our most recent interim report, in the "Risk Management" note to the consolidated financial statements in our most recent annual and interim reports and elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

November 8, 2017 – Press Release Reporting Third Quarter Results